FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 14, 2003


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                               23 Avenue Monterey
                                 2086 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes   No X


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 14, 2003



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

                                  TENARIS S.A.





               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                               SEPTEMBER 30, 2003











Rue Beaumont 13
L - 1219 Luxembourg




Consolidated condensed interim income statement

                                                                           Nine-month period ended
                                                                                September 30,
                                                                      ----------------------------------
(all amounts in USD thousands)                              Notes           2003             2002
                                                                      ----------------------------------
                                                                                 (Unaudited)

Net sales                                                     1             2,418,086         2,360,357
Cost of sales                                                 2            (1,671,470)       (1,575,745)
                                                                      ----------------- ----------------
Gross profit                                                                  746,616           784,612
Selling, general and administrative expenses                  3              (419,077)         (423,212)
Other operating income and expenses                                            (7,281)           (2,429)
                                                                      ----------------- ----------------
Operating income                                                              320,258           358,971
Financial income (expenses), net                              4               (36,603)          (27,114)
                                                                      ----------------- ----------------
Income before tax, equity in losses of associated                             283,655           331,857
companies and minority interest
Equity in earnings (losses) of associated companies                            16,273            (4,163)
                                                                      ----------------- ----------------
Income before income tax and minority interest                                299,928           327,694
Recovery of income tax                                      5 (i)                -               35,392
Income tax                                                  5(ii)             (90,048)         (225,657)
                                                                      ----------------- ----------------
Net income before minority interest                                           209,880           137,429
Minority interest (1)                                                         (13,255)          (30,677)
                                                                      ----------------- ----------------
Net income before  other minority interest                                    196,625           106,752
Other minority interest (2)                                                      -              (65,095)
                                                                      ----------------- ----------------
Net income for the period (3)                                                 196,625            41,657
                                                                      ----------------- ----------------


(1) Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at September 30, 2003, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchange their participation.
(2) Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the end of the period.
(3)        See note 6 for Earnings per share calculation.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.


Consolidated condensed interim balance sheet

(all amounts in USD thousands)                       At September 30, 2003           At December 31, 2002
                                                  ----------------------------    ---------------------------
                                          Notes           (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net        7         1,942,691                      1,934,237
  Intangible assets, net                    7            53,817                         32,684
  Investments in associated companies                    34,524                         14,327
  Other investments                                     160,787                        159,303
  Deferred tax assets                                    53,374                         49,412
  Receivables                                            56,813     2,302,006           16,902     2,206,865
                                                  --------------                  -------------

Current assets
  Inventories                                           728,401                        680,113
  Receivables                                           170,115                        172,683
  Trade receivables                         8           621,866                        653,249
  Cash and cash equivalents                             208,592     1,728,974          304,536     1,810,581
                                                  --------------                  -------------
                                                                --------------                 --------------
Total assets                                                        4,030,980                      4,017,446
                                                                --------------                 --------------

EQUITY AND LIABILITIES
Shareholders' Equity                                                1,824,484                      1,694,054

Minority interest                                                     125,468                        186,783

Non-current liabilities
  Borrowings                                9           224,010                        322,205
  Deferred tax liabilities                              292,866                        320,753
  Effect of currency translation on
     tax base                                            91,109                        114,826
  Employee liabilities                                  129,162                        123,023
  Provisions                                             30,262                         33,874
  Trade payables                                         15,691       783,100           18,650       933,331
                                                  --------------                  -------------

Current liabilities
  Borrowings                                9           513,057                        393,690
  Current tax liabilities                               108,202                        161,704
  Other liabilities                                     103,036                         53,428
  Provisions                                             87,992                         73,953
  Customers advances                                     29,945                         37,085
  Trade payables                                        455,696     1,297,928          483,418     1,203,278
                                                  --------------                  -------------
                                                                --------------                 --------------
Total liabilities                                                   2,081,028                      2,136,609
                                                                --------------
                                                                                               --------------

Total equity and liabilities                                        4,030,980                      4,017,446
                                                                --------------                 --------------

Contingencies, commitments and restrictions to the distribution of profits  (Note 11)



The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated condensed interim statement of changes in shareholders' equity

(all amounts in USD
thousands)

                                Statutory balances according to                                      Total at September
                                        Luxembourg Law                                                     30,
                             -----------------------------------------                                ------------------
                                                            Other                 Currency
                               Share    Legal    Share   Distributable Adjustments translation Retained
                               Capital  Reserves Premium    Reserve      to IAS   adjustments Earnings     2003    2002
                             -------------------------------------------------------------------------------------------
                                                                                                         (Unaudited)
Balance at January 1,        1,160,701  116,070 587,493       206,744   (376,954)          -        - 1,694,054 875,401

Currency translation
 differences                         -        -       -             -          -         672        -       672 (35,857)
Change in ownership in
 Exchange Companies                  -        -       -             -          -           -        -         -   1,724
Capital Increase                19,587    1,959  21,776         4,813          -           -        -    48,135       -
Dividends paid in cash               -        -       -      (115,002)         -           -        -  (115,002)(39,290)
Net income                           -        -       -             -          -           -  196,625   196,625  41,657
                             -------------------------------------------------------------------------------------------

Balance at September 30,     1,180,288  118,029 609,269        96,555   (376,954)        672  196,625 1,824,484 843,635
                             -------------------------------------------------------------------------------------------

The Distributable Reserve and the Retained Earnings calculated under Luxembourg Law are disclosed in Note 11 (vii).



The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated condensed interim cash flow statement

(all amounts in USD thousands)                                         Nine-month period ended
                                                                            September 30,
                                                                  ----------------------------------
                                                                       2003              2002
                                                                             (Unaudited)
Net income  for the period                                              196,625           41,657
Depreciation and amortization                                           145,937          128,650
Tax accruals less payments                                              (65,818)         134,756
 Equity in earnings (losses) of associated companies                    (16,273)           4,163
Interest accruals less payments                                            (553)             (52)
Net provisions                                                            2,767          (23,883)
Minority interest                                                        13,255           95,772
Change in working capital                                                 3,396            2,374
Currency translation adjustment and others                              (26,534)         (42,056)
                                                                  ---------------- -----------------
Net cash provided by operations                                         252,802          341,380
                                                                  ---------------- -----------------
Capital expenditure                                                    (123,460)        (100,272)
 Acquisitions of subsidiaries and
 Associates                                                             (67,875)            (320)
 Proceeds from disposition of property, plant and
equipment                                                                 3,181           10,308
Proceeds from associated companies                                          106               -
Convertible loan to associated companies                                (31,128)              -
Changes in Trust fund                                                      -             (11,907)
                                                                  ---------------- -----------------
Net cash used in investment activities                                 (219,176)        (102,191)
                                                                  ---------------- -----------------
Dividends paid                                                         (115,002)         (39,290)
 Dividends paid to minority interest in subsidiaries                     (5,976)         (38,223)
Proceeds from borrowings                                                371,298          348,070
Repayments of borrowings                                               (388,736)        (409,094)
                                                                  ---------------- -----------------
 Net cash (used in) provided by financing activities                   (138,416)        (138,537)
                                                                  ---------------- -----------------

(Decrease) / Increase in cash and cash equivalents                     (104,790)         100,652
                                                                  ---------------- -----------------

Cash and cash equivalents at January 1,                                 304,536          213,814
 Effect of exchange rate changes on cash
and cash equivalents                                                      2,627           (4,187)
Increase in cash and cash equivalents provided by
business acquisitions                                                     6,219             -
(Decrease) / Increase in cash and cash equivalents                     (104,790)         100,652
                                                                  ---------------- -----------------
Cash and cash equivalents at September 30,                              208,592          310,279
                                                                  ---------------- -----------------

Non-cash financing activity:
Fair value adjustment of minority interest                               47,210             -
acquired
                                                                  ---------------- -----------------




The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Accounting policies


              Index to accounting policies

     A    Business of the Company and basis of presentation

     B Translation of financial statements and transactions in currencies other than the measurement currency

     C    Use of estimates

     D Summary of accounting policies regarding specific asset and liability categories E Revenue recognition F Earnings per share

Accounting policies

The consolidated condensed interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the Standing Interpretations Committee ("SIC") of the IASB.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated condensed interim financial statements are consistent with those used in the consolidated combined financial statements for the year ended December 31, 2002, unless specified.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated condensed interim financial statements. This summary has been included for the convenience of the reader and should not be regarded as a complete explanation of the accounting policies used by the Company.


A      Business of the Company and basis of presentation

       Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies. The Company holds, either directly or indirectly, controlling interests in certain subsidiary companies. A detail of these holdings is included in Note 15.

       On November 11, 2002, Tenaris announced the commencement of its offer to exchange its ordinary shares and ADSs for all outstanding Class A ordinary shares and ADSs of Siderca S.A.I.C. (Siderca), all outstanding common shares and ADSs of Tubos de Acero de Mexico S. A. de C.V (Tamsa) and all outstanding ordinary shares of Dalmine S.p.A. (Dalmine) ("the Exchange Offer"). The Exchange Offer was concluded successfully on December 13, 2002. As a result of the transaction, the Company acquired 27.94% of Siderca shares and ADSs, 43.73% of Tamsa shares and ADSs and 41.19% of Dalmine shares. Therefore, at the conclusion of the Exchange Offer, Tenaris held directly or indirectly 99.11%, 94.50% and 88.41% of the share capital of Siderca, Tamsa and Dalmine, respectively. As explained in Note 12 to these consolidated condensed interim financial statements, during the nine-month period ended September 30, 2003, the Company carried out different plans aimed at acquiring the remaining minority interest in Siderca, Dalmine and Tamsa. At September 30, 2003, following these initiatives Tenaris held, directly or indirectly, 100%, 99.9% and 98.3% of the share capital of Siderca, Tamsa and Dalmine, respectively.

       At September 30, 2003, the financial statements of Tenaris and its subsidiaries have been consolidated. At September 30, 2002, and up to October 18, 2002, Tenaris' subsidiaries were under the common control of Sidertubes S.A. Thus, for comparative purposes, the consolidated financial statements of Siderca, Dalmine, Tamsa and Tenaris Global Services and their respective subsidiaries at September 30, 2002, have been retroactively combined at the relevant predecessor's cost, reflecting the carrying amount of such assets and liabilities with those of the Company and presented as one company ("Tenaris") in the consolidated combined condensed interim financial statements at that date. The percentages of ownership and voting rights considered in the preparation of such consolidated combined financial statements correspond to those of the parent company at that period-end.

       Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. Elimination of all material intercompany transactions and balances among the Company and its consolidated subsidiaries has been made.

Accounting policies (Cont'd.)

B Translation of financial statements and transactions in currencies other than the measurement currency

       The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that better reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main companies in these financial statements is the respective local currency. As further explained in the Company's consolidated combined financial statements for the year ended December 31, 2002, the measurement currency for Siderca is the U.S. dollar, because:

     - Siderca is located in Argentina and its local currency is affected by recurring severe economic crisis;

     - sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

     - purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;

     - most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

       Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the quarter, while balance sheets are translated at the exchange rates at period end. Translation differences are recognized in shareholders' equity. Income statement information relating to the comparative equivalent period of the previous year was translated using weighted average exchange rates for the nine-month period. In case of sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

       Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions, and their corresponding exchange gains and losses are recognized in the income statement. Further reference regarding the accounting policies applied for the translation of financial statements and transactions subject to the consolidation process is included in the notes to the Company's consolidated combined financial statements for the year ended December 31, 2002.

  C    Use of estimates

       The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

  D Summary of accounting policies regarding specific asset and liability categories

       An overview of relevant accounting policies applied in the recognition and valuation of assets and liabilities is described below. A more detailed description is included in the notes to the Company's consolidated combined financial statements for the year ended December 31, 2002.

Accounting policies (Cont'd.)

  D Summary of accounting policies regarding specific asset and liability categories (Cont'd)

(1)    Property, plant and equipment and Intangible assets

       Property, plant and equipment are recognized at historical acquisition or construction cost less depreciation, calculated using the straight line method to amortize the cost of each asset over its estimated useful life. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in the notes to the consolidated combined financial statements for the year ended December 31, 2002. Expenditure is capitalized as property, plant and equipment only when the investment enhances the condition of an asset beyond its original condition.

       Intangible assets including goodwill; certain costs directly related to the development, acquisition and implementation of information system; and expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight line method over their useful lives; the useful lives of Tenaris' intangible assets average 4 years. Research and development expenditure is recognized as expenses as incurred. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets.

(2)    Impairment

       Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset's net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

       No impairment provisions were recorded, other than the investment in Amazonia, as reflected in Note 11 (ii).

(3)    Other investments

       All the Company's investments are currently classified as available-for-sale in non-current assets in accordance with IAS 39.

       Other investments comprise mainly financial resources placed by Siderca, Siat and Confab within trusts, the objective of which is exclusively to ensure that the financial needs for normal development of their operations are met. At September 30, 2003 the trustee has used USD 35.9 million of such funds to create guarantees within the scope of the trust agreement.

       Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in the fair value of any derivative instruments are recognized immediately in the income statements as financial results.

       All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment. Costs include transaction costs.

       Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. Investments in companies for which fair values cannot be measured reliably are reported at cost.

Accounting policies (Cont'd.)

D Summary of accounting policies regarding specific asset and liability categories (Cont'd)

(4)    Inventories

       Inventories are stated at the lower of cost and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost. An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on the management's analysis of their aging.

(5)    Trade receivables

       Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables.

       This estimate is calculated based on current information and events suggesting that the Company will be unable to collect all amounts due. A provision for customer claims is constituted when a claim is made and management estimates that despite its efforts, the amount due is unlikely to be collected in full.

       At September 30, 2003 the allowance for doubtful accounts and provision for customer claims that were deducted from the corresponding gross accounts receivable totaled USD31.2 million.

(6)    Borrowings

       Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

(7)    Deferred income taxes

       Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company. The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris' subsidiaries operate. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A more detailed description of temporary differences can be found in the Company's consolidated combined financial statements for the year ended December 31, 2002.

(8)    Employee-related liabilities

      (a) Employees' statutory profit sharing

       Under Mexican law, Tenaris' Mexican subsidiary companies are required to pay an annual benefit to their employees, which is calculated using a similar basis to the ones used for the calculation of the income tax. Employees' statutory profit sharing is provided under the liability method. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

Accounting policies (Cont'd.)

  D Summary of accounting policies regarding specific asset and liability categories (Cont'd)

(8)    Employee-related liabilities (Cont'd)

       (b) Employees' severance indemnity

       An employees' severance indemnity provision is recorded, which comprises the liability accrued on behalf of Tenaris' Italian and Mexican subsidiaries employees at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

       Employees' severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD59.0 million at September 30, 2003.

      (c) Pension obligations

       Certain Siderca officers are encompassed by a defined benefit employee retirement plan (the "Siderca Plan") designed to provide retirement, termination and other benefits to those officers.

       Siderca is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitation for their redemption. The investments are not part of a particular plan nor segregated from Siderca's other assets. Due to these conditions, the plan is classified as "unfunded" under International Accounting Standards definition.

       Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognized over the average remaining service lives of employees.

       Benefits provided by the plan are in U.S. Dollars, but depend on a three-year or seven-year salary average (the better option for the beneficiary) if the event of retirement happened between January 1, 2002 and December 31, 2003 and, after this date, the benefits of the plan depend on a seven-year salary average.

(9)    Provisions and Other liabilities

       Provisions are accrued to reflect estimations of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. Furthermore, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated in relation to a contingent liability or potential claim, resulting from lawsuits and other proceedings.


E      Revenue recognition

       Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred.

       Other revenues earned by Tenaris are recognized on the following bases:

     -    Interest income: on an effective yield basis.

     - Dividend income from investments in companies under cost method: when Tenaris' right to receive collection is established.

Accounting policies (Cont'd.)


F      Earnings per share

       Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period. See Note 6.

Notes to the consolidated condensed interim financial statements

Index to the notes to the consolidated condensed interim financial statements


     1          Segment information
     2          Cost of sales
     3          Selling, general and administrative expenses
     4          Financial income (expenses), net
     5          Tax charge
     6          Earnings per share
     7          Property, plant and equipment and Intangible assets, net
     8          Trade receivables
     9          Borrowings
     10         Derivative financial instruments
     11         Contingencies, commitments and restrictions to the distribution of profits
     12         Capital increase and other events with impact on minority
                interest
     13         Acquisitions
     14         Related party transactions
     15         Principal subsidiaries

Notes to the consolidated condensed interim financial statements (In the notes all amounts are shown in USD thousands, unless otherwise stated)

1     Segment information

      Primary reporting format: business segments

                              ----------------------------------------------------------------------------------
                                              Welded & Other
                                                 Metallic
                                 Seamless        Products          Energy           Other           Total
                              ----------------------------------------------------------------------------------
    Nine-month period ended                                     (Unaudited)
    September 30, 2003
    Net sales                   1,782,684         299,747         233,999          101,656       2,418,086
    Cost of sales              (1,134,362)       (231,236)       (224,790)         (81,082)     (1,671,470)
    Gross profit                  648,322          68,511           9,209           20,574         746,616

    Depreciation and
    amortization                  131,198           7,787           2,792            4,160         145,937

    Nine-month period ended
    September 30, 2002
    Net sales                   1,654,808         445,227         145,091          115,231       2,360,357
    Cost of sales              (1,052,766)       (282,490)       (135,723)        (104,766)     (1,575,745)
    Gross profit                  602,042         162,737           9,368           10,465         784,612

    Depreciation and
    amortization                  117,672           6,398           1,744            2,836         128,650

      Tenaris's main business segment is the manufacture of seamless steel pipes.


      Secondary reporting format: geographical segments

                              -------------------------------------------------------------------------------
                                 South       Europe    North America  Middle East   Far East &     Total
                                America                                 & Africa     Oceania
                              -------------------------------------------------------------------------------
    Nine-month period ended                                    (Unaudited)
    September 30, 2003
    Net sales                     590,697      705,355     558,307        314,333      249,394   2,418,086
    Depreciation and
    amortization                   77,906       40,520      23,089             10        4,412      145,937

    Nine-month period ended
    September 30, 2002
    Net sales                     704,370      614,048     438,765        336,072      267,102   2,360,357
    Depreciation and
    amortization                   65,760       32,396      26,871             19        3,604      128,650


      Allocation of net sales is based on the customers' location. Allocation of depreciation and amortization are based on the related assets' location.

      Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in five main geographical areas, as shown above.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

2     Cost of sales


                                                                      Nine-month period ended
                                                                           September 30,
                                                                   ------------------------------
                                                                        2003            2002
                                                                   ---------------- -------------
                                                                            (Unaudited)
         Raw materials, energy and consumables used and change
           in inventories                                               1,034,429         1,012,75
         Services and fees                                                218,941          160,413
         Labor cost                                                       217,000          176,647
         Depreciation of property, plant and equipment                    125,725          115,415
         Amortization of intangible assets                                  3,861            3,269
         Maintenance expenses                                              36,254           39,073
         Provisions for contingencies                                       3,378            3,788
         Allowance for obsolescence                                         2,020           12,206
         Taxes                                                              3,115            2,854
         Others                                                            26,747           49,328
                                                                    ---------------- -------------
                                                                        1,671,470        1,575,745
                                                                    ---------------- -------------

3     Selling, general and administrative expenses

                                                                      Nine-month period ended
                                                                           September 30,
                                                                   -------------------------------
                                                                        2003            2002
                                                                   ---------------- --------------
                                                                            (Unaudited)
          Commissions, freights and other selling expenses                143,979         209,693
          Labor cost                                                       98,922          89,682
          Services and fees                                                94,871          76,438
          Taxes                                                            34,229          20,203
          Depreciation of property, plant and equipment                     6,863           2,582
          Amortization of intangible assets                                 9,488           7,384
          Provisions for contingencies                                      2,569           1,850
          Allowance for doubtful accounts                                   1,395           2,626
          Others                                                           26,761          12,754
                                                                   ---------------- --------------
                                                                           419,077        423,212
                                                                   ---------------- --------------

4     Financial income (expenses), net
                                                                      Nine-month period ended
                                                                           September 30,
                                                                   -------------------------------
                                                                        2003            2002
                                                                   ---------------- --------------
                                                                            (Unaudited)
           Interest expense                                              (24,461)         (27,146)
           Interest income                                                11,596           12,813
            Net foreign exchange transaction losses (1)                  (26,247)          (3,939)
           Financial discount on trade receivables                          -              (8,810)
           Others                                                          2,509              (32)
                                                                   ---------------- --------------
                                                                          (36,603)       (27,114)
                                                                   ---------------- --------------

     (1) Net foreign exchange transactions losses for the nine-month periods ended September 30, 2003 and 2002 do not include the impact of currency fluctuations on income tax provisions.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

5        Tax charge

  (i)   Recovery of income tax

  In 2002, Tamsa succeeded in its income tax claim to the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN338.7 million (USD35.4 million).

 (ii)    Income tax

                                                                         Nine-month period ended
                                                                              September 30,
                                                                     ---------------------------------
                                                                          2003             2002
                                                                     --------------- -----------------
                                                                               (Unaudited)
         Current tax                                                        130,970         149,388
         Deferred tax                                                       (17,205)         37,316
         Effect of currency translation on tax base (a)                     (23,717)         38,953
                                                                     --------------- -----------------
                                                                             90,048         225,657
                                                                     --------------- -----------------

 (a) As discussed in Note D (7), Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized the impact of deferred income tax due to the effect of the fluctuation of the Argentine peso on the tax bases of the non-monetary assets of its Argentine subsidiaries.

6        Earnings per share

 (i) Under IAS, earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period. The weighted average number of ordinary shares for the nine-month period ended September 30, 2002 was determined considering that the 710,747,090 shares issued for Sidertubes contribution were issued and outstanding as of January 1, 2002.

                                                                   Nine-month period ended September
                                                                                  30,
                                                                   ----------------- ----------------
                                                                         2003             2002
                                                                   ----------------- ----------------
                                                                              (Unaudited)
             Net income attributable to shareholders                      196,625            41,657
             Weighted average number of ordinary shares in issue
             (thousands)                                                1,161,849           710,747
             Basic and diluted earnings per share                            0.17             0.06

(ii) As explained in the notes to the consolidated combined financial statements for the year ended December 31, 2002 the Sidertubes contribution and the exchange transaction took place in 2002. For a better understanding of the reader and future comparisons the Company has calculated the pro-forma Earnings per share as if these transactions had taken place on January 1, 2002, as follows:

                                                                        Nine-month period ended
                                                                             September 30,
                                                                   ----------------------------------
                                                                         2003             2002
                                                                   ----------------- ----------------
                                                                              (Unaudited)
             Net income attributable to shareholders                      196,625           106,752
             Weighted average number of ordinary shares in issue
             (thousands)                                                1,161,849         1,160,701
             Basic and diluted earnings per share                             0.17             0.09


Notes to the consolidated  condensed interim financial statements (Cont'd.)


7   Property, plant and equipment and Intangible assets, net

                                                         Net Property,      Net Intangible
                                                           Plant and            Assets
                                                           Equipment
                                                         ---------------    ----------------
                                                          (Unaudited)         (Unaudited)
     Nine-month period ended September 30, 2003
     Opening net book amount                                 1,934,237            32,684
     Translation differences                                    19,599             2,252
     Additions                                                 103,599            19,861
     Increase due to business combinations                      27,205             6,190
     Disposals                                                  (3,182)                -
     Transfers                                                  (6,179)            6,179
     Depreciation/ Amortization charge                        (132,588)          (13,349)
                                                         ---------------    ----------------
     At September 30, 2003                                   1,942,691            53,817
                                                         ---------------    ----------------

8        Trade receivables

                                                       At September 30,     At December 31,
                                                             2003                 2002
                                                      -------------------- -------------------
                                                          (Unaudited)
          Current accounts                                   602,804              632,146
          Notes receivables                                   36,236               42,336
                                                      -------------------- -------------------
                                                             639,040              674,482
          Allowance for doubtful accounts                    (17,174)             (21,233)
                                                      -------------------- -------------------
                                                             621,866              653,249
                                                      -------------------- -------------------

9   Borrowings

                                                      At September 30,      At December 31,
                                                            2003                 2002
                                                     -------------------- --------------------
                                                         (Unaudited)
         Non-current
         Bank borrowings                                    154,218              260,596
         Debentures                                          60,178               54,187
         Finance lease liabilities                            9,614                7,422
                                                     -------------------- --------------------
                                                            224,010              322,205
                                                     -------------------- --------------------

         Current
         Bank borrowings                                    497,700              380,380
         Bank overdrafts                                     10,580                9,649
         Finance lease liabilities                            5,524                4,176
         Costs for issue of debt                               (747)                (515)
                                                     -------------------- --------------------
                                                            513,057              393,690
                                                     -------------------- --------------------
         Total borrowings                                   737,067              715,895
                                                     -------------------- --------------------


Notes to the consolidated  condensed interim financial statements (Cont'd.)

10    Derivative financial instruments

      The net fair values of derivative financial instruments at the balance sheet date, in accordance with IAS 39, were:

         Net fair value of derivative financial instruments      At September 30,      At December 31,
                                                                       2003                 2002
                                                               --------------------- --------------------
                                                                   (Unaudited)
         Contracts with positive fair values:
           Interest rate swaps contracts                                     559                    556
           Forward foreign exchange contracts                              4,289                  2,867
           Commodities contracts                                           1,251                    639

         Contracts with negative fair values:
           Interest rate swaps contracts                                 (6,073)                 (3,274)
           Forward foreign exchange contracts                            (1,831)                   (777)
           Commodities contracts                                         (1,791)                 (3,511)


11    Contingencies, commitments and restrictions to the distribution of profits

       Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see (i) below-). Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to the Tenaris's consolidated financial position or income statement.

 (i)   Claim against Dalmine

       In June 1998, British Steel plc ("British Steel") and Dalmine were sued by a consortium led by BHP Billiton Petroleum Ltd. ("BHP") before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. ("Ilva"), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

       The products sold were valued at 1.9 million British pounds ("GBP") and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

       The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

       On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP is being determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine's appeal, closing the dispute on the issue of liability.

       BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Additionally, BHP has introduced some further claims in respect of costs associated with the installation of additional equipment as a result of the pipeline failure (GBP5 million) and losses due to increase in applicable tax on litigation proceeds for unspecified amounts. Subsequent to the court's judgment in favor of BHP on the issue of liability, BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately USD22.5 million) in interim damages. The court is now expected to hear arguments regarding, and issue its final judgment on, total damages during the second half of 2004.

       Based on the information provided so far by BHP, Dalmine considers that the compensation requested to cover the cost of replacing the pipeline exceeds the cost actually incurred for such purpose. Taking into consideration such information and the preliminary views expressed by independent experts, Dalmine believes that certain of the other claims fail to show an appropriate connection with the events for which Dalmine was found responsible, while others appear to exceed the damage actually incurred.

       Dalmine created a provision in its results for 2001 to account for potential losses as a result of BHP's lawsuit. This provision is periodically revised and adjusted based on the developments of the case, the evaluations of the Company's independent advisors and other evidence available to management. At September 30, 2003 this provision amounts to USD76.4 million (from which USD25.0 has been paid as interim award), inclusive of interest accrued and legal expenses incurred in connection with such proceedings. Dalmine has stated that the provision was created and subsequently increased as a prudent way of complying with applicable accounting principles, and should therefore not be regarded as an admission of indemnification payable to the plaintiffs.

Notes to the consolidated condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

       The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV ("Tenet") -the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized- believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. ("Fintecna") on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. Upon request by Tenet and Dalmine, the arbitration panel decided to resume the proceedings in light of the court of appeal's recent decision to dismiss Dalmine's appeal against the judgment of liability in favor of BHP.

(ii)   Consorcio Siderurgia Amazonia, Ltd.

       In January 1998, Consorcio Siderurgia Amazonia Ltd. (Amazonia) purchased a 70.0% equity interest in Siderurgica del Orinoco C.A. (Sidor) from the Venezuelan government, which retained the remaining 30%. Tamsider LLC (Tamsider) held an initial 12.5% equity interest in Amazonia, which increased to 14.1% in March 2000 as a result of additional investments. As part of the 2003 restructuring of Sidor and Amazonia's debt discussed below, Tamsider capitalized a convertible subordinated loan made to Amazonia in connection with previous restructuring efforts, increasing its equity interest to 14.5 %.

       Also in connection with the 2003 restructuring, a 24.4% equity interest in Ylopa Servicos de Consultadoria Ltda. (Ylopa) was purchased; Ylopa is a special-purpose corporation incorporated in Madeira. After the consummation of the restructuring on June 20, 2003, Ylopa held new debt instruments of Amazonia convertible at Ylopa's option at any time after June 20, 2005, into 67.4% of the common stock of Amazonia. In addition, the Venezuelan government's ownership in Sidor increased to 40.3%, while Amazonia's beneficial ownership in Sidor decreased to 59.7%. All of Amazonia's shares, as well as all the shares of Sidor held by Amazonia, were placed in a guarantee trust and pledged to secure the Sidor financial lenders.

       Sidor, located in Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than
       3.5 million tons of liquid steel per year. Sidor shipped 2.9 million tons of steel in 2001 and 3.2 million tons in 2002.

Notes to the consolidated condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

       Expiration of Performance Bond. The Sidor purchase agreement (signed in December 1997) between Amazonia and the Venezuelan government required the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Sidor purchase agreement up to a maximum amount of USD150 million, for five years from the acquisition. In connection with this indemnity, the shareholders of Amazonia were required to maintain a performance bond (which Tamsa guaranteed directly in proportion to its interest in Amazonia) for five years, beginning in 1998, in the amount of USD150 million during the first three years, USD125 million in the fourth year and USD75 million in the fifth year. Additionally, on June 20, 2003 Banco Nacional de Desarrollo Economico y Social (Bandes) and Corporacion Venezolana de Guayana notified Tamsa of the release of the said guarantee.

       2003 Restructuring. On June 20, 2003, Sidor, Amazonia and their creditors (including the Venezuelan government) consummated a restructuring of the Sidor and Amazonia debt. Under the terms of the restructuring:

     o Ylopa purchased all of Amazonia's bank debt and a portion of Sidor's bank debt for a total amount of USD133.5 million;

     o Sidor purchased a portion of its own bank debt for a total amount of USD37.9 million;

     o the remainder of Sidor's bank debt was refinanced and the lenders agreed to the payment by Sidor of lower interest rates and a longer tenor;

     o Ylopa assigned to Amazonia all of the debt it purchased in exchange for debt instruments of Amazonia convertible into a 67.4% equity interest in Amazonia at Ylopa's option;

     o the Venezuelan government capitalized approximately half of the debt owed to it by Sidor and consequently increased its equity ownership interest in Sidor to 40.3%;

     o the remainder of the debt owed to the Venezuelan government was refinanced;

     o    certain   agreements   entered   to  in   connection   with  the  2000
          restructuring were terminated and the Amazonia shareholders, including Tamsider, were released from:

     o the guarantees they had provided with respect to the principal and a portion of the interest payable under the loan made to Sidor by the Venezuelan government;

     o their obligations under a certain put agreement that previously required them to purchase up to USD25 million in loans payable by Amazonia to its private lenders; and

     o their obligations under a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress of Sidor;

Notes to the consolidated  condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

     o Sidor's excess cash (determined in accordance with the Restructuring agreement) is to be applied 30% to repay Sidor's financial debt, and the remaining 70%, to be split between Ylopa (or Amazonia) and the Venezuelan government according to their equity stakes in Sidor (59.7% and 40.3%, respectively); this provision to be effective only after the first USD11.0 million of Sidor's excess cash are applied to repay its financial debt.

        On October 16, 2003, Tenaris received USD10.5 million of excess cash for the six month period ended on June 30, 2003, which were reflected as results from associated companies in the income statement for the nine month period ended September 30, 2003.

       In the context of the 2003 restructuring an aggregate cash contribution of USD 32.9 million was made to Ylopa (mainly in the form of subordinated convertible debt); in addition to this, convertible debt previously held by Tamsa in the amount of USD18.0 million was capitalized in Amazonia. Tenaris's indirect participation in Amazonia increased from 14.1% to 14.5% and may further increase up to 21.2% if and when all of its subordinated convertible debt is converted into equity.

       Following completion of the restructuring between Sidor, Amazonia and their creditors (including the Venezuelan government), Sidor had approximately USD829.0 million of indebtedness outstanding and Amazonia had no bank debt outstanding at June 30, 2003. Sidor's financial indebtedness was made up of three tranches, one of USD350.5 million to be repaid over 8 years with one year of grace, one of USD26.3 million to be repaid over 12 years with one year of grace and the remaining tranche of USD366.1 million, to be repaid over 15 years with one year of grace. In addition, Sidor's commercial indebtedness with certain Venezuelan government-owned suppliers amounted to USD42.2 million, to be repaid over the next five years.

       After consummation of the 2003 restructuring, Tenaris (directly or indirectly) continues to bear the risk of further losses in the equity value of its investment in Amazonia as well as losses in the equity value of its investment in Ylopa, but none of Tenaris or Ylopa guarantees the restructured indebtedness of Sidor. The restructuring agreements contemplate, however, certain continuing obligations and restrictions, including:

     o pledges and guarantee trusts to the Sidor financial lenders of Sidor and Amazonia shares, which will remain in effect for two years from the date of the restructuring so long as no event of default has occurred and is continuing under Sidor's refinanced loan agreements;

     o pledges to the Sidor financial lenders of any future debt of Amazonia, which will remain in effect until such time as the pledges of the Amazonia and Sidor shares referred to above are released;

     o negative pledges not to create, incur or suffer to exist a lien (other than certain permitted liens) over any of the equity or debt of Amazonia held by, or owed to, the Amazonia shareholders or over the shares of Sidor held by Amazonia; and

     o restrictions on the ability to institute or join a proceeding seeking the liquidation, bankruptcy or reorganization of Amazonia or Sidor.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

       During the nine-month period ended September 30, 2003, Tenaris recorded gains in its investments in Ylopa and Amazonia of USD 17.0 million. These gains were comprised of USD6.5 million originated in the Tenaris' equity in the net result of these companies (including the net gain originated in the 2003 Restructuring) and USD10.5 million in relation to the excess cash provisions.


(iii)  Tax claims

       Siderca

       On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP49.5 million (approximately USD17.6 million) at September 30, 2003 in tax and penalties. On the basis of information from Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

       Argentine subsidiaries

       In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two Argentine subsidiaries of Tenaris used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of the inflation adjustment procedure, notwithstanding, had been suspended in March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the peso to the United States dollar at a fixed rate of ARP1=USD1.

       Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, insomuch as its compliance would render fictitious gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries have obtained an injunction measure that would inhibit the authorities to summarily execute their claims while resolution on the proceedings remains pending. Such measure has been appealed by the Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company has maintained its reserve for the full amount of the taxable amount on the alleged fictitious gains plus interest according to regulation in force excluding any other potential punitive charges. At September 30, 2003 the referred contingent reserve totaled ARP61.5 million (approximately USD21.8 million).

(iv)   Other proceedings

       Dalmine is currently subject to two civil proceedings and a criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases involved in such criminal proceeding, 20 have already been settled.
       In addition to the civil and criminal cases, other 28 asbestos related out-of-court claims have been forwarded to Dalmine. Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR8.4 million (USD 9.8 million).

Notes to the consolidated  condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

 (v)   Contingent liabilities

       Tenaris had the following contingent liabilities at the corresponding period ends:

                                                           At September 30,    At December 31, 2002
                                      2003
                                                         --------------------------------------------
                                   (Unaudited)
           Third party assets held in custody by Tenaris               4,297                17,603
            Deposit guarantees and other guarantees                  202,984               179,924
                                                         --------------------------------------------
            Total                                                    207,281               197,527
                                                         --------------------------------------------

(vi)   Commitments

       The following are the main off-balance sheet commitments:

      (a) Tamsa entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-and-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

             The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders' agreements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI , Tamsa has paid higher-than-market prices for its HBI and according to the original contract accumulated a credit that, at September 30, 2003, amounted to approximately USD13.8 million. This credit, however, is offset by a provision for an equal amount recorded.

             In connection with Tamsa's original 6.9% equity interest in Comsigua, Tamsa paid USD8.0 million and agreed to cover its share of Comsigua's cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD4.9 million outstanding as of September 30, 2003) in support of the USD156 million (USD65.3 million outstanding as of September 30, 2003) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February and December 2002, Tamsa was required to pay USD1.3 million and USD0.2 million respectively, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua's financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 until the end of 2002 and, if market conditions were to weaken again, Tamsa may be required to make additional proportional payments in respect of its participation in Comsigua and pay higher-than-market prices for its HBI pursuant to its off-take contract.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

      (b) Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipe making process. In February, 2001, Tamsa signed an agreement with Pemex, for the monthly supply of 296,600 million BTUs (British Thermal Units per month) of natural gas from January 1, 2001 until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron North America Corp.("Enron"), with the option to sell up to 200,000 million BTUs per month of natural gas, at a minimum base price of USD4.05 per million of BTUs, from March 2002, through December 2003.

             As a result of Enron's bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa's option under this contract. The premium paid to Enron of USD2.3 million for this put option was written-off during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York ("Citibank") and JPMorgan Chase Bank ("JPMorgan Chase"), in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market price instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favourable price to Tamsa for natural gas so long as the market price remains below USD4.00.

             Under the agreements, Tamsa must continue to make its purchase of natural gas at market price even if the market price rise above USD4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at price of USD2.8 per million BTUs.

     (c) In August 2001, Dalmine Energie S.p.A. signed a ten year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take or pay conditions until October 1st, 2011. In August 2003 Dalmine Energie S.p.A. received confirmation from Snam Rete Gas, the transportation company, of the yearly allocation of the necessary capacity on the international connection infrastructure until October 1st 2010. The outstanding value of the contract is approximately EUR590 million (USD687 million) taking into consideration prices prevailing as of the time of the confirmation. In due course, Dalmine Energie S.p.A will be requesting Snam Rete Gas, the necessary capacity for the last year of purchase contract. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority taking into consideration all allocation capacity requests.

(d) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD9.7 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

11 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)


     (e) On October 24, 2003, Tenaris subsidiaries Siderca and Generadora del Parana S.A. ("Generadora"), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris commited to purchase up to 800 million cubic meters of gas during the life of the contract, which expires in the end of 2006 at a price to be negotiated by the parties on a yearly basis. These two companies have an annual estimated gas consumption of 800 million cubic meters. Tenaris' share of the outstanding value of the contract resulting from the take-or-pay conditions totals USD 10.0 million.

(vii)        Restrictions to the distribution of profits

       Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At September 30, 2003 the Company has created this reserve in full.

       Shareholders' equity at September 30, 2003 under Luxembourg law and regulations comprises the following captions (amounts in USD thousand):

       Share capital                                                            1,180,288
       Legal reserve                                                              118,029
       Share premium                                                              609,269
       Other distributable reserve                                                 96,555

       Retained  earnings                                                         161,304
                                                                      --------------------

       Total shareholders equity under Luxembourg GAAP                          2,165,445
                                                                      --------------------

       Dividends may be paid by Tenaris to the extent distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations exist.

       At September 30, 2003, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totalled USD257.9 million - as detailed below- and were higher than the consolidated retained earnings of the Company, calculated under IAS.

                                                                       Thousands of USD
                                                                      --------------------
       Distributable reserve and retained earnings at December 31,                206,744
           2002 under Luxembourg Law
       Dividends received                                                         168,268
       Other income and expenses for the nine-month period ended
           September 30, 2003                                                     (6,964)

       Dividends paid
                                                                                (115,002)
       Increase in reserve due to capital increase
           (see Note 12 (i) )                                                       4,813
                                                                      --------------------
       Distributable reserve and retained earnings at
           September 30, 2003 under Luxembourg Law                                257,859
                                                                      --------------------


Notes to the consolidated  condensed interim financial statements (Cont'd.)

12       Capital increase and other events with impact on minority interest

         (i) Plan for the Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

         On March 31, 2003 Tenaris announced a plan for the acquisition of the remaining minority interest in Tamsa, which amounted to 5.6% of the shares of such company, and to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of its ADR facility and, if and when applicable, the termination of Tamsa's registration with the U.S. Securities Exchange Commission (the
         SEC).

         On August 11, 2003, following the required approvals by the Mexican securities regulator and the SEC, Tenaris announced an exchange offer to acquire all remaining shares and ADSs of Tamsa. In order to comply with Mexican regulations, an escrow arrangement was set up in Mexico to effect the exchange of shares throughout a six month period.

         On September 15, 2003 Tenaris announced the conclusion of the exchange offer in the United States and the termination of Tamsa's ADR program. In exchange for the Tamsa shares received Tenaris S.A. issued 19,586,870 new shares of its common stock of par value USD 1.00 for a total consideration of USD 48,135,113. In accordance with Luxembourg legislation, this issuance resulted in an increase of USD 1,958,687, USD 4,813,511 and USD21,776,045 to the Company's legal reserve, distributable reserve and non-distributable share premium reserve, respectively.

         For the common stock of Tamsa outstanding in the Mexican market -which comprises 356,392 shares-, Tenaris and Sidertubes constituted a trust fund with Banamex, in which Sidertubes deposited the necessary number of Tenaris' shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the trust, holders of Tamsa's common stock can exchange their shares under the escrow arrangement until February 12, 2004. At September 30, 2003, holders of 123,500 shares of Tamsa had exchanged their holdings. At the expiration of such arrangement, Tenaris will increase its capital in the amount of shares effectively exchanged to reimburse the shares lent by Sidertubes.

         As a result of the abovementioned transactions at September 30, 2003, Tenaris held 99.9% of the common stock of Tamsa. The fair value of the net assets acquired as part of the transactions performed during the nine-month period ended September 30, 2003 totalled USD 46.1 million, giving rise to goodwill of USD 3.5 million.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

12     Capital increase and other events with impact on minority interest
       (Cont'd.)


         (ii) Dalmine Shareholding

         Pursuant to purchases made in the market up to March 10, 2003, Tenaris increased its holding of Dalmine's common stock to 90.0003%. Accordingly, on March 11, 2003 Tenaris announced its intention to launch, in accordance with Italian regulations, a residual public offer for the remaining shares of Dalmine at a price to be determined by the Italian securities' regulator ("CONSOB").

         On June 23, 2003 Tenaris launched a cash offer for the remaining minority interest in Dalmine (9.9997% of Dalmine's ordinary shares) at a price of Euros 0.172 per share. On July 11, 2003, closing date for the offer, Tenaris announced that it held directly or indirectly, 96.8% of the shares of Dalmine and subsequently announced the delisting of Dalmine from the Italian Mercato Telematico Azionario. At September 30, 2003, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 98.3% of the shares of Dalmine. The fair value of the net assets acquired as part of the transactions performed during the nine-month period ended September 30, 2003 totalled USD 27.2 million, giving rise to negative goodwill of USD 4.5 million.

         (iii) Acquisition of Remaining Minority Interest in Siderca

         On April 3, 2003 the Argentine securities regulator ("CNV") approved Tenaris' previously announced proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris' gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated. The fair value of net assets acquired as part of this transaction totalled USD11.9 million giving rise to goodwill of USD7.2 million.


         Notwithstanding, on April 11, 2003 Tenaris was served with a claim from four Siderca shareholders and a preliminary order from a commercial court sitting in Buenos Aires preventing Tenaris from acquiring the shares held by such shareholders until a final decision on their claim is made by the courts. The plaintiffs, who hold 0.01% of the shares of Siderca, argue that the provisions of Decree 677/01 that authorize Tenaris to purchase unilaterally the shares of minority holders contravene their property rights protected by the Argentine Constitution. Following the court order, the administrative step necessary for Tenaris to consummate the acquisition was delayed, therefore preventing the Company from completing the acquistion. Subsequently Tenaris agreed with the plaintiffs to replace the referred order by an attachment of shares of Siderca owned by Tenaris for an amount equivalent to those held by the plaintiffs (USD0.2 million). In light of such agreement, the CNV authorized the resumption of the acquisition process (which would also include the acquisition of the plaintiff's shares). On April 24, 2003 Tenaris successfully completed the acquisition of all the remaining minority interests in Siderca at a price of six Argentine pesos (ARP6.00) per Siderca share and sixty Argentine pesos (ARP 60.00) per Siderca ADS, plus ARP 0.16 per share and ARP 1.60 per ADS in dividends approved by the Extraordinary General Meeting of Shareholders of Siderca held on April 28, 2003, totalling USD 19.1 million.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

12       Capital increase and other events with impact on minority interest
        (Cont'd.)

         With respect to the plaintiffs' claim, Tenaris has argued before the competent courts its view that the provisions of Decree 677/01 do not violate any constitutionally protected rights of such persons.

13       Acquisitions

       As explained in Note 12 (i), Note 12 (ii) and Note 12 (iii), during the nine-month period ended September 30, 2003 Tenaris acquired 5.49% of Tamsa, 9.94% of Dalmine and 0.89% of Siderca.

       Additionally, during the nine-month period ended September 30, 2003 Siderca acquired Reliant Energy Cayman Holdings, Ltd., a company whose principal asset is an electric power generating facility located in Argentina, with a capacity of 160MW, for a total amount of USD 23.1 million, which approximates with the fair value of the net assets acquired. The acquisition was performed with the intention of ensuring self-sufficiency of electrical power requirements in Siderca's operations, which consume around 160 MW at peak production. The acquisition of Reliant Energy Cayman Holdings, Ltd. did not give rise to significant goodwill.

       The assets and liabilities arising from the acquisitions are as follows:

                                                                Nine-month period ended
                                                                  September 30, 2003
                                                               --------------------------
                                                                      (Unaudited)
                 Other assets and liabilities, net                       2,734
                 Property, plant and equipment                          27,205
                 Goodwill                                                6,190
                                                               --------------------------
                 Net assets acquired                                    36,129
                  Minority interest                                     80,975
                 Total non-current liabilities                          (2,561)
                                                               --------------------------
                 Total liabilities assumed                              (2,561)
                                                               --------------------------
                 Purchase consideration                                 114,543
                                                               --------------------------

Notes to the consolidated  condensed interim financial statements (Cont'd.)

14       Related party transactions

      The following transactions were carried out with related parties:

                                                      Nine-month period ended September
                                                                     30,
                                                     ------------------ ------------------
                                                           2003               2002
        (i) Transactions

        (a) Sales of goods and services
           Sales of goods                                    43,326            122,586
           Sales of services                                  6,858              6,344
                                                     ------------------ ------------------

                                                             50,184            128,930
                                                     ------------------ ------------------

        (b) Purchases of goods and services

           Purchases of goods                               (57,479)          (121,301)
           Purchases of services                            (53,781)          (159,918)
                                                     ------------------ ------------------

                                                           (111,260)          (281,219)
                                                     ------------------ ------------------

        (c) Purchases of participation in
            subsidiaries                                       (304)                 -
                                                     ------------------ ------------------

                                                     At September 30,    At December 31,
                                                     ------------------ ------------------
                                                           2003               2002
        (ii) Period-end balances

           (a) Arising from sales/purchases of
                goods/services

              Receivables from related parties               50,628             59,490

              Payables to related parties                   (20,266)           (92,133)
                                                     ------------------ ------------------
                                                                               (32,643)
                                                             30,362
                                                     ------------------ ------------------

           (b) Cash and cash equivalents

              Time deposits                                   1,739              8,893
                                                     ------------------ ------------------

           (c) Other balances

              Trust fund                                    117,618            115,787

              Convertible loan                               31,128                  -
                                                     ------------------ ------------------
                                                            148,746            115,787
                                                     ------------------ ------------------

           (d) Financial debt

              Borrowings and overdrafts                     (35,153)           (33,687)

           (e) Deposit guarantees and other
                guarantees

              Guarantees received                             3,000              6,000
                                                     ------------------ ------------------



Notes to the consolidated condensed interim financial statements (Cont'd.)

15       Principal subsidiaries


Tenaris' direct subsidiaries are listed below. The Company's percentage of ownership and voting rights held in these companies, directly or indirectly, by at September 30, 2003 and September 30, 2002 is disclosed.

  ----------------------------------- ----------------- ------------------------------ ---------------------------
                Company                  Country of             Main activity            Percentage of ownership
                                        Organization                                      and voting rights at
                                                                                              September 30,
                                                                                       ------------- -------------
                                                                                           2003          2002
  ----------------------------------- ----------------- ------------------------------ ------------- -------------
  Siderca  S.A.I.C.                   Argentina         Manufacturing of seamless          100.00%        71.17%
                                                        steel pipes
  Tamsa S.A. de C.V.                  Mexico            Manufacturing of seamless           99.93%        51.84%
                                                        steel pipes
  Dalmine  S.p.A.                     Italy             Manufacturing of seamless           98.34%        47.22%
                                                        steel pipes
  Tenaris Global Services S.A. (and   Uruguay           Holding of investments in          100.00%       100.00%
    predecessors)                                       steel pipe distributing
                                                        companies
   Invertub S.A.                       Argentina        Holding of investments              99.97%        99.97%
  ----------------------------------- ----------------- ------------------------------ ------------- -------------

Notes to the consolidated  condensed interim financial statements (Cont'd.)

15     Principal subsidiaries (Cont'd.)

Siderca's subsidiaries are listed below:

  ----------------------------------- ----------------- ------------------------------ ---------------------------
                Company                  Country of             Main activity           Percentage of ownership
                                        Organization                                      and voting rights at
                                                                                             September 30,
                                                                                       ------------- -------------
                                                                                           2003          2002
  ----------------------------------- ----------------- ------------------------------ ------------- -------------
   NKK Tubes K.K.                      Japan            Manufacturing of seamless            51.00%       51.00%
                                                        steel pipes
   Algoma Tubes Inc. (a)              Canada            Manufacturing of seamless            80.00%       80.00%
                                                        steel pipes
   Confab Industrial S.A. and         Brazil            Manufacturing of welded              38.99%       38.99%
     subsidiaries (b)                                   steel pipes and capital goods
   Siat S.A. (c)                      Argentina         Manufacturing of welded              70.00%       70.00%
                                                        steel pipes
   Metalmecanica S.A. (d)             Argentina         Manufacturing steel products         73.00%       73.00%
                                      for oil extraction
   Scrapservice S.A.                  Argentina         Processing of scrap                  74.84%       74.84%
   Texas Pipe Threaders Co.           U.S.A.            Finishing and marketing of          100.00%      100.00%
                                                        steel pipes
   Insirger Cayman Ltd and            Cayman Is.        Electric power generation           100.00%       -
   subsidiaries  (previously
   Reliant Energy Cayman Holdings,
   Ltd.(e)
  Siderca International A.p.S.        Denmark           Holding company                     100.00%      100.00%
  Techint Investment Netherlands      Netherlands       Holding company                     100.00%      100.00%
    B.V.
  Sidtam Limited (f)                  B.V.I.            Holding company                      51.00%       51.00%
  Tenaris West Africa Ltd. (g)        United Kingdom    Seamless tubes finishing and         80.00%       80.00%
                                                        marketing
  ----------------------------------- ----------------- ------------------------------ ------------- -------------


     (a) Tamsa holds the remaining 20.00% of Algoma Tubes Inc.'s ("Algoma") capital stock and voting rights.

     (b)  Siderca has the 99.2226% of the voting rights.

     (c) Confab Industrial S.A. ("Confab") holds the remaining 30.00% of Siat S.A.'s ("Siat") capital stock and voting rights.

     (d) Invertub holds the remaining 27.00% of Metalmecanica's capital stock and voting rights.

     (e)  Acquired on February 2003 (See Note 13).

     (f) Tamsa holds the remaining 49.00% of Sidtam Limited's ("Sidtam") capital stock and voting rights.

     (g) Tamsa holds the remaining 20.00% of Tenaris West Africa Ltd. ("TWA")'s capital stock and voting rights

Notes to the consolidated  condensed interim financial statements (Cont'd.)

15     Principal subsidiaries (Cont'd.)

Tamsa's subsidiaries are detailed below:

  ----------------------------------- ----------------- ------------------------------ ---------------------------
                Company                  Country of             Main activity           Percentage of ownership
                                        Organization                                      and voting rights at
                                                                                             September 30,
                                                                                       ------------- -------------
                                                                                           2003          2002
  ----------------------------------- ----------------- ------------------------------ ------------- -------------
  Tamsider S.A. and subsidiaries      Mexico            Promotion and organization     100.00%       100.00%
                                      of steel-related companies
  Inmobiliaria Tamsa S.A.             Mexico            Leasing of real estate         100.00%       100.00%
  Tubos de Acero de Venezuela  S.A.   Venezuela         Manufacturing of seamless      70.00%        70.00%
    (Tavsa) steel pipes
  Tamtrade S.A.                       Mexico            Sale of seamless steel pipe    100.00%       100.00%
  Empresas Riga S.A.                  Mexico            Manufacturing of weldable      100.00%       100.00%
                           fittings for seamless steel
                                                        pipes
  Socover S.A. (a)                    Mexico            Sale of seamless steel pipe         -        100.00%
  ----------------------------------- ----------------- ------------------------------ ------------- -------------


        (a) Merged with Tamtrade S.A. on January 2003.


Dalmine`s subsidiaries are listed below:

  ----------------------------------- ----------------- ------------------------------ ---------------------------
                Company                  Country of             Main activity            Percentage of ownership
                                        Organization                                      and voting rights at
                                                                                              September 30,
                                                                                       ------------- -------------
                                                                                           2003          2002
  ----------------------------------- ----------------- ------------------------------ ------------- -------------
  Dalmine Energie S.p.A.              Italy             Marketing of electricity and   100.00%       100.00%
                                                        gas
  i-Dalmine S.p.A.                    Italy             Network information and        100.00%       85.00%
                                                        telematic systems
  SO.PAR.FI. Dalmine Holding S.A.     Luxembourg        Holding company                100.00%       100.00%
  Dalmine Holding B.V.                Netherlands       Holding company                100.00%       100.00%
  Dalmine France Sarl                 France            Marketing of steel products    100.00%       100.00%
  Dalmine Benelux B.V. (a)            Netherlands       Marketing of steel products    100.00%       100.00%
  Quality Tubes Ltd.                  United Kingdom    Marketing of steel products    100.00%       100.00%
  Eurotube Ltd. (b)                   United Kingdom    Marketing of steel products    100.00%       100.00%
  Quickflo Services Ltd. (c)          United Kingdom    Marketing of steel products         -        100.00%
  Dalmine Deutschland Gmbh            Germany           Marketing of steel products    100.00%       100.00%
  Metal Tad Venezuela (c)             Venezuela         Marketing of steel products         -        100.00%
  Dalmine Canada Ltd. (a)             Canada            Marketing of steel products    100.00%       100.00%
  Tad USA Inc. (c)                    U.S.A.            Marketing of steel products         -        100.00%
  ----------------------------------- ----------------- ------------------------------ ------------- -------------

(a) In process of liquidation.
(b) In process of reorganization.
(c) Liquidated during 2002.

Notes to the consolidated  condensed interim financial statements (Cont'd.)

15     Principal subsidiaries (Cont'd.)

Tenaris Global Services' subsidiaries are detailed below:

  ----------------------------------- ----------------- ------------------------------ ---------------------------
                Company                  Country of             Main activity           Percentage of ownership
                                        Organization                                      and voting rights at
                                                                                             September 30,
                                                                                       ---------------------------
                                                                                           2003          2002
  ----------------------------------- ----------------- ------------------------------ ------------- -------------
  Tenaris Global Services (UK) Ltd    United Kingdom    Marketing of steel products    100.00%       100.00%
    (previously DST Europe Ltd)
  Tenaris Global Services B.V.        Netherlands       Sales agent of steel products  100.00%       100.00%
  Tenaris Global Services LLC          U.S.A.            Sales agent of steel          100.00%            -
                                                         products
  Tenaris Global Services Ltd.        B.V.I.            Holding company                100.00%       100.00%
    (previously Techintrade Ltd)
  Tenaris Global Services (U.S.A.)    U.S.A.            Marketing of steel products    100.00%       100.00%
    (previously Siderca Corporation)
  DST Japan K.K.                      Japan             Marketing of steel products    99.83%        99.83%
  Techintrade Canada Inc.             Canada            Marketing of steel products    100.00%       100.00%
    (previously DST Tubulars Inc.)
  Tenaris Global Servicies Norway     Norway            Marketing of steel products    100.00%       100.00%
    AS (previously Techintrade
    Norway AS)
  Tenaris Global Services  (Panama)   Panama            Marketing of steel products    100.00%       100.00%
  S.A. (previously Socominter
  Trading Inc. )
  Socominter de Bolivia S.R.L.        Bolivia           Marketing of steel products    100.00%       100.00%
  Socominter Soc. Com.                Chile             Marketing of steel products    99.00%        99.00%
    Internacional Ltda. (a)
  Socominter S.A.                     Venezuela         Marketing of steel products    100.00%       100.00%
  Tenaris Global Services Far East    Singapore         Marketing of steel products    100.00%       100.00%
    Pte. Ltd. (previously Siderca Pte. Ltd.)
  Tubular DST Nigeria Ltd.            Nigeria           Marketing of steel products    100.00%       100.00%
  Tad Chacin C.A. (b)                 Venezuela         Marketing of steel products         -        100.00%
  Socominter Far East Ltd.            Singapore         Marketing of steel products         -        100.00%
    (previously Tad Far East Ltd.)
    (c)
  Tenaris Financial Services S.A.     Uruguay           Financial Servicies              100.00%          -
    (previously Grostar S.A.) (d)
  Exiros S.A. (previously Surpoint    Uruguay           Procurement Servicies            100.00%          -
    S.A.) (d)
  Tenaris Global Services Ecuador     Ecuador           Marketing of steel products      100.00%          -
    S.A. (d)
  ----------------------------------- ----------------- ------------------------------ ------------- -------------

(a) Ceased operations during 2002.
(b) Socominter S.A. and Tad Chacin C.A. were merged during 2002.
(c) Under liquidation
(d) Incorporated during 2003.


Notes to the consolidated  condensed interim financial statements (Cont'd.)

15     Principal subsidiaries (Cont'd.)

Tenaris's consolidated financial statements financial also comprise the following companies:

  ----------------------------------- ----------------- ------------------------------ ---------------------------
                Company                  Country of             Main activity           Percentage of ownership
                                        Organization                                      and voting rights at
                                                                                             September 30,
                                                                                       ------------- -------------
                                                                                           2003          2002
  ----------------------------------- ----------------- ------------------------------ ------------- -------------
  Metalcentro S.A.                    Argentina         Manufacturing of pipe-end      100.00%       100.00%
                                                        protectors and lateral
                                                        impact tubes
  Tenaris Connections A.G. and        Liechtenstein     Ownership and licensing of     100.00%       100.00%
    subsidiaries                                        steel technology
  Lomond Holdings B.V. and            Netherlands       Procurement services for       100.00%       75.00%
    subsidiaries                                        industrial companies
  Information Systems and             Netherlands       Software development and       75.00%        75.00%
    Technologies B.V. and                               maintenance
    subsidiaries
  Siderestiba  S.A.                   Argentina         Logistics                      99.00%           99.00%
  ----------------------------------- ----------------- ------------------------------ ------------- -------------







                                Carlos Condorelli
                             Chief Financial Officer